Exhibit 99.1
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto commits to reduce net debt by $10 billion by end of 2009
10 December 2008
Key initiatives and commitments
•	Reduction of net capital expenditure guidance for 2009 from over $9 billion to $4 billion, while retaining future growth options

•	Capital expenditure to be reduced to sustaining levels in 2010, absent an improvement in expected commodity market conditions

•	Commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010

•	Reduction in global headcount of 14,000 roles (8,500 contractor and 5,500 employee roles)

•	2008 dividend to be held at 2007 level of US 136 cents with no 20 per cent uplift in 2008 and 2009

•	Expanded scope of assets targeted for divestment including significant assets not previously highlighted for sale
Introduction
Rio Tinto has announced a detailed package of measures in response to the unprecedented rapidity and severity of the global economic downturn, which has caused sharp falls in commodity prices and a significantly weaker outlook. The initiatives are aimed at preserving value for shareholders by conserving cashflow and reducing levels of debt.
In its third quarter operations review on 15 October 2008, the Group acknowledged that the economic outlook had substantially deteriorated, that demand conditions had weakened sharply, and that capital expenditure would be reviewed. Since that time, demand conditions have worsened further, and as a result the Group’s priorities have reoriented around conserving cashflow and reducing near term borrowings.
The Group’s net debt has reduced by $3.2 billion in the period from 30 June to 31 October 2008 to $38.9 billion. The Group is committed to reducing further net debt by $10 billion by the end of 2009.
The Group is expanding the scope of assets targeted for divestment to include significant assets not previously highlighted for sale. The Group is also working actively on measures to generate cash from joint ventures on its existing assets and projects.
Rio Tinto remains committed to its strategy of finding, developing and operating large, long life, low cost mining assets, which are cash generative at all points of the economic cycle. Rio Tinto’s existing portfolio of world-class, tier one assets continues to deliver strong cashflows in the current environment and provides the Group with optionality in terms of alliances and divestments.
The Group maintains its belief that the industrialisation of developing economies with large populations will support much higher levels of metals and minerals demand worldwide in future years. The purpose of these measures announced today is to ensure that the Group is well positioned to exploit this underlying trend when the global economy recovers. With its superior

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suite of assets, and a stronger balance sheet, Rio Tinto will be able to resume its growth programmes with renewed momentum.
Tom Albanese, chief executive, Rio Tinto, said “Given the difficult and uncertain economic conditions, and the unprecedented rate of deterioration of our markets, our imperative is to maximise cash generation and pay down debt. We have undertaken a thorough review of all our operations and are executing a range of actions.
“We will minimise our operating and capital costs to appropriately low levels until we see credible and meaningful signs of a recovery in our markets, but will retain our strategic growth options. We will expand further the scope of assets we are targeting for divestment. By taking these tough decisions now we will be well positioned when the recovery comes.”
“Notwithstanding the current financial turmoil, we continue to enjoy a suite of key assets which operate in the lower half of the cost curve in their industries, and our suite of growth assets remains capable of re-activation as soon as market conditions justify.”
Refinancing / debt repayment plans
The Group has established a hierarchy of options for the repayment of the amounts drawn under facilities A and B of the Alcan financing facility.
The Group’s primary intention is to utilise the generation of additional free cashflow following reduced capital and operational expenditure.
The Group is proceeding with an expanded divestment programme. The Group is in discussions with third parties related to further divestments or investment at the asset level, including but not restricted to joint ventures, which may lead to additional capital entering the Group, or reduced capital expenditure commitments in future.
The Group intends to pursue refinancing of the Alcan facilities in the term market, and will take advantage of credit market conditions as and when they improve.
In addition to these sources, the Group has available committed financing of $4.2 billion under Alcan Facility C (unused at 31 October 2008) and $2.3 billion unused committed bilateral banking facilities.
Reducing debt levels and managing debt maturities are a key priority of Rio Tinto’s Board and management. The Group’s policy continues to be to target a single A credit rating.
Capital and operating expenditure review and guidance for 2009 and 2010
In its third quarter operations review on 15 October 2008, the Group announced that it was reviewing its capital expenditure commitments in the light of current market conditions. Rio Tinto has concluded that it can make significant reductions in 2009 capital expenditure and significantly reduce project costs, while retaining growth options and realigning projects with revised expectations for market demand.
Total capital expenditure for the Group in 2009 is forecast to reduce from over $9 billion to $4 billion, of which $2 billion will be sustaining capital expenditure. There will be impacts on projects across the board and stakeholder engagements are currently underway. Some projects will be cancelled and others deferred until markets recover. Further detail will be provided to the market in the first quarter of 2009.
The Group will take the opportunity of project deferments to optimise project design, revisit costs and reduce further capex requirements.
Capital expenditure plans for 2010 will be reviewed throughout the year, assessing current and future market conditions. Capital expenditure levels will be reduced towards sustaining capital levels, if current demand and pricing weakness continues.

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In addition to undertaking a review of capital expenditure, the Group has reviewed its controllable operating expenditure, and has plans in place to reduce operating and functional costs by at least $2.5 billion per annum by the end of 2010, based on current production rates and unflexed for currency and oil.
Measures to reduce costs include:
•	Reducing global headcount by 14,000, comprising 8,500 contractor jobs and 5,500 employee roles (annual operating cost saving of $1.2 billion, upfront severance costs of $400 million)

•	Consolidation of offices around the Group, including the London head office

•	Rapid acceleration in 2009 of outsourcing and off-shoring of IT and procurement

•	Deferral of exploration and evaluation expenditure
The impact of a decline relative to the US dollar of the currencies of the countries in which the Group primarily operates, particularly the Australian and Canadian dollars and the South African rand, has reduced the Group’s operating costs. The effect of currency declines has offset approximately one half of the impact of the fall in quoted metal prices on earnings since July 1, 2008.
The fall in the oil price has also been beneficial, with a $1 drop in the price of a barrel of oil improving the Group’s annualised underlying earnings by $11 million.
Sensitivities:
The following sensitivities give the estimated effect on underlying earnings assuming that each individual price, exchange rate or interest rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect of the revaluation of foreign currency working capital. They should therefore be used with care.

					Effect on full year
					underlying earnings
	Average price / rate				from 10 per cent
	July to September		10 per cent change in		change in price / rate
	2008		price / rate		US$m
Copper — spot	349	c/lb	35	c/lb	383
Aluminium — spot	127	c/lb	13	c/lb	802
Iron ore — lump benchmark	201.69	c/dmtu	20	c/dmtu	1,040
Australian dollar	0.884		0.09		531
Canadian dollar	0.960		0.10		201
Production and cost position guidance
In November 2008, Rio Tinto revised its estimate of iron ore shipments in 2008 from the Pilbara region of Western Australia to between 170 million tonnes and 175 million tonnes (on a 100 per cent basis) for 2008, while reducing the annualised production run rate by approximately 10 per cent. The capacity of the Pilbara operations at the end of 2008 is expected to be 220 million tonnes per annum (on a 100 per cent basis).
Depending on customer delivery requests and underlying demand conditions, the Group anticipates that global iron ore production and shipments for 2009 will be around 200 million tonnes on a 100 per cent basis.

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In 2009, Rio Tinto’s share of aluminium production is estimated to be approximately 200,000 tonnes or five per cent less than existing capacity of 4.2 million tonnes, due to the curtailment of production at some higher cost smelters.
Rio Tinto’s share of mined copper production is anticipated to be approximately 830,000 tonnes in 2009.
The Group’s low cost assets are a source of competitive advantage, as they ensure robust cash flows at all points of the economic cycle.
Based on 2007 full year data, in iron ore, 93 per cent of Rio Tinto production is positioned in the lower half of the cost curve. In copper, 96 per cent of production is positioned in the lower half of the cost curve. In aluminium, 76 per cent of production is positioned in the lower half of the cost curve.
Cash flows and net debt
During the four months to 31 October 2008, the Group reduced net debt by a further $3.2 billion, bringing the total reduction in net debt for the ten months to 31 October 2008 to $6.3 billion, achieved despite high levels of capital expenditure throughout the period. The Group’s net debt position at the end of October 2008 was US$38.9 billion, down from $42.1 billion at the end of the first half of the year.
The breakdown of the Group’s net debt at 31 October 2008 was as follows:
•	$9.6 billion of bonds

•	$29.7 billion drawn under the Alcan acquisition facility detailed below

•	$1.9 billion of other debt

•	$2.3 billion of cash
The amounts outstanding under the Alcan acquisition facilities were as follows:

	Total facility	Amount drawn
	available at 31	at 31 October
US$ billion	October 2008	2008	Maturity	Interest rate
Facility A — term loan	8.9	8.9	22/10/2009	30 basis points over LIBOR
Facility B — revolving credit	10.0	10.0	25/10/2010	35 basis points over LIBOR
Facility C — revolving credit	5.0	0.8	25/10/2012	40 basis points over LIBOR
Facility D — term loan	10.0	10.0	27/12/2012	40 basis points over LIBOR
Total	33.9	29.7
A complete filing of the US$40 billion Facility Agreement was made on 12 July 2007 with the SEC: www.sec.gov/Archives/edgar/data/4285/000104746907005826/a2178944zex-99_b1.htm
At 31 October 2008 the Group had US$4.2 billion available under its Alcan acquisition Facility C. There is no restriction on the use of these funds.
In addition, the Group had additional unused committed bilateral banking facilities of $2.3 billion from a group of ten banks. $1 billion of these facilities expire in 2011 and the remainder in 2012, and the Group is confident that these facilities remain available.

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Interest rate and credit ratings
The weighted average interest cost of the borrowings under the Alcan acquisition facility is currently less than three per cent per annum. The Group is currently rated ‘A3’ by Moody’s and ‘BBB+’ by Standard & Poor’s. A one notch change in the Group’s credit rating leads to an increase of 2.5 basis points in the interest rate payable under the Alcan acquisition facilities.
Covenants
The sole covenant under the Alcan facilities is a ratio of net debt to underlying EBITDA of 4.5 times. There are no financial covenants on Rio Tinto’s bond portfolio.
Pensions
As of 30 September 2008, the Group had estimated pension liabilities measured on an IAS19 accounting basis of $14.9 billion and assets of $13.3 billion. Approximately 40 per cent of the liabilities are in Canada, 20 per cent are in the UK and 10 per cent in the USA with the remainder being mainly in Switzerland, the Eurozone and Australia. Approximately 55 per cent of the assets were invested in equities, 34 per cent in bonds, seven per cent in property and four per cent in other. After excluding those plans which are deliberately operated as unfunded arrangements, representing a liability of under $1billion, the global funding level on an IAS19 basis was approximately 94 per cent. This figure will vary on a daily basis according to the change in asset values and also the change in liability values which are discounted using high quality corporate bond yields.
The expected charge to earnings in 2008 in relation to post-retirement benefit arrangements remains in line with the estimate in the 2007 Annual Report (page 60) and is unaffected by the current level of equity markets. The lower level of equity markets is likely to result in an increase in next year’s expense. Taken in isolation this effect might be of the order of $200 million but there is likely to be some offsetting benefit from higher corporate bond yields.
Divestment update
All previously announced divestment processes are underway and are continuing. Non core assets identified for disposal are unchanged. Sales processes are most advanced for Packaging, Energy America and Minerals.
During the first half of 2008, the Group successfully announced $3 billion from asset sales.
The Group is actively considering opportunities for divestment of further assets where value can be realised, and is pursuing discussions with third parties in relation to investment at the asset level.
Dividend
The Group has a long standing commitment to a progressive dividend policy determined in US dollars, with the interim dividend being half of the previous year’s full dividend.
In light of current market conditions, the Board has determined that the level of the total dividend payment for the 2008 year will be maintained at the level of the total 2007 dividend. Accordingly, the total dividend for 2008 will be US 136 cents, of which US 68 cents was paid as the interim dividend in September 2008.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. The important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
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Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
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Media Relations, Americas
Tony Shaffer
Office: +1 202 393 0266
Mobile: +1 202 256 3667

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
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Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
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Investor Relations, North America
Jason Combes
Office: +1 801 204 2919
Mobile: +1 801 558 2645

Email: questions@riotinto.com

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